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			       EXHIBIT 12.1
	  Computation of consolidated ratio of earnings to fixed charges

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CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

Earnings to fixed charges =
(Income from continuing operations before income tax + fixed charges) / fixed charges

Fixed charges represent interest expense on debt, amortization of debt expense and the portion of rents representative of the interest factor.

(dollar amounts in 000's)

1998        =  ($103,000+4,022+3,547+340) / ($3,547+4,022+340)
	    =     14.02

1997        =  ($173,457+3,147+4,148+412) / ($3,147+4,148+412)
	    =     23.51

1996        =  ($115,038+3,769+4,184+224) / ($3,769+4,184+224)
	    =     15.07

1995        =  ($120,177+4,474+4,032+191) / ($4,474+4,032+191)
	    =     14.82

1994        =  ($109,326+4,102+4,306+606) / ($4,102+4,306+606)
	    =     13.13

1993        =  ($86,941+4,785+4,820+341) / ($4,785+4,820+341)
	    =     9.74